Exhibit 1

JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D and any amendments to it with respect to the Common Stock, par value $0.0001 per share, of Retail Opportunity Investments Corp. and warrants to purchase shares of such Common Stock and further agree that this Joint Filing Agreement be included as an Exhibit to those joint filings.

Dated: October 30, 2009
NRDC CAPITAL MANAGEMENT, LLC

	By:	/s/ Richard A. Baker Name: Richard A. Baker Title: Manager

	By:	/s/ Richard A. Baker Richard A. Baker

	By:	/s/ Robert C. Baker Robert C. Baker

	By:	/s/ William L. Mack William L. Mack

	By:	/s/ Lee S. Neibart Lee S. Neibart